April 5, 2012

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Chambre Malone & Pamela Long

Re: Vantone Realty corporation

S-1 Registration Statement

Filed March 12, 2012,

File No: 333-179302

Dear Ms. Malone & Ms. Long,

In response to Ms. Malone's request to expanded disclosure regarding prior comment #6, we have the revision as follow, In addition, we also file a marked copy as a correspondence file.

"On August 19, 2011, the Company issued 3,500,000 shares of common stock to our officer and director of the Company for $10,000 cash and $25,000 non-cash asset consists of one residential lot. The transfer of non-cash asset was from Angel Charitable Foundation Inc. to China Inc." Page 29 and Page 32.

For future communications, please send a copy to:

Kevin M. Murphy, Attorney-At-Law, 6402 Scott Lane, Pearland, Texas 77581, Tel: 281-804-1174 ;info@kevinmurphylaw.com

Please send an extra copy to us : email: suhuatian@yahoo.com

Vantone Realty Corporation

/s/ Tian Su Hua

CEO/CFO